EXHIBIT 95

MINE SAFETY DISCLOSURES

During the reporting period covered by this report:
1. Our subsidiary, Southern Industrial Construction (“SIC”) was issued one significant and substantial order by the U.S. Mine Safety and Health Administration (“MSHA”) related to work SIC performed at U.S. Silica Company’s Columbia Plant in Lexington County, South Carolina. SIC has no other disclosures to report under section 1503 for the period covered by this report related to its work performed at this mine.